EXHIBIT 11

The following table sets forth the computation of basic and diluted earnings per share:

	(Expressed in U.S. Currency)

	Three months ended March 31,
	2005	2004
Numerator:
Net Income	$398,714	$246,379
Dividends on Series A preferred stock	(763)	(770)
Dividends on Series C preferred stock	—	(5,838)

Numerator for basic and diluted earnings per share earnings available to common shareholders	$397,951	$239,771

Denominator:
Denominator for basic earnings per share- weighted average shares outstanding	13,811,849	11,242,663
Effect of dilutive securities	375,000	1,223,024
Warrants	304,132	952,784

Dilutive potential common shares denominator for diluted earnings per share adjusted weighter-average shares and assumed conversion	14,490,981	13,418,471

Basic earnings per share	$0.03	$0.02

Diluted earnings per share	$0.03	$0.02